THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, AND NO SUCH AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT NOR IS IT INTENDED THAT THEY WILL DO SO. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS DOCUMENT IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY UNITS IN CABAIRE, LLC, NOR SHALL ANY SUCH UNITS BE OFFERED OR SOLD TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, PURCHASE OR SALE WOULD BE UNLAWFUL UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.

UNITS IN CABAIRE, LLC WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER SECURITIES LAWS AND WILL BE OFFERED FOR INVESTMENT PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED UNDER SECTION 4(2) OF THE SECURITIES ACT, REGULATION D OF THE RULES AND REGULATIONS UNDER THE SECURITIES ACT, AND EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF APPLICABLE STATE SECURITIES LAWS.

UNITS IN CABAIRE, LLC WILL BE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT, APPLICABLE STATE SECURITIES LAWS, AND THIS OPERATING AGREEMENT.

AMENDED AND RESTATED OPERATING AGREEMENT OF CABAIRE, LLC

This Amended and Restated Operating Agreement (this "Agreement") of Cabaire, LLC, an Oklahoma limited liability company (the "Company"), is adopted and made effective as of May ___, 2021, between and among the parties listed on the Members Schedule at Exhibit A to this Agreement or any counterpart hereof and those remaining parties who have agreed to become members of this Company.

A. The Company was organized in accordance with the Oklahoma Limited Liability Company Act upon the filing of its Articles of Organization with the Delaware Secretary of State on September 29, 2020 (the "Formation Date").

B. The Company previously operated pursuant to that certain Operating Agreement (the "Prior Agreement"), dated September 29, 2020.

C. The Members desire to enter into this Agreement to completely amend and restate the Prior LLC Agreement, to provide for the management of the Company and its affairs, distributions among Members, the respective rights and obligations of the Members to each other and to the Company, and certain other matters, and to reflect the creation of a new class of Class A-2 Units, which the Board of Managers proposes to issue to certain new Members.

ARTICLE I

DEFINITIONS

Capitalized terms used in this Agreement shall have the meaning set forth on Schedule 1. Other capitalized terms shall have the meanings otherwise set forth herein.

ARTICLE II

FORMATION, NAME AND TERM

2.1 Formation. The Members agree to become members in the Company under the provisions of this Agreement and the Act.

2.2 Name. The name of the Company shall be:

Cabaire, LLC

or such other name as determined from time to time by the Board.

2.3 Articles of Organization. The Company was originally formed as an Oklahoma corporation by filing a Certificate of Incorporation with the Secretary of State of the State of Oklahoma on May 21, 2020. On September 29, 2020, the Company's Articles of Organization were prepared, executed, and filed with the Secretary of State of the State of Oklahoma as part of the Company's conversion from an Oklahoma corporation to an Oklahoma limited liability company. The Articles of Organization are hereby authorized and ratified in all respects. This Agreement shall constitute the "Operating Agreement" (as that term is used in the Act) of the Company.

2.4 Term. The term of existence of the Company shall be perpetual, unless sooner terminated in the manner provided herein or by operation of law.

2.5 Rules Governing the Company. The rights and obligations of the Members and the business and affairs of the Company shall be governed first by the mandatory provisions of the Act which may not be altered or varied, second by the Company's Articles of Organization, third by this Agreement, and fourth by the provisions of the Act which are not mandatory. In the event of any conflict among the foregoing, the conflict shall be resolved in the order of priority set forth in the preceding sentence.

2.6 Tax Status. The Company shall, to the extent permissible, elect to be treated as a partnership for federal, state, and local income tax purposes, and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment, and no Member shall take any action inconsistent with such treatment. The Company shall not be deemed a partnership or joint venture for any other purpose.

2.7 Title to Company Property. All assets and properties owned by the Company, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any ownership interest in such assets or properties. All of the Company's assets and properties shall be recorded as the property of the Company on its books and records.

ARTICLE III

BUSINESS

3.1 Business of the Company. The purposes and character of the business of the Company shall be to transact any or all lawful business for which limited liability companies may be organized under the Act. The initial business of the Company shall be to develop, own, and/or operate one or more pick-up and

delivery based grocery store and/or sorting centers (the "Business"). The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company, including the ability to incur indebtedness, to the extent the same may be legally exercised by limited liability companies under the Act. Notwithstanding anything herein to the contrary, no provision herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by law to a limited liability company organized under the laws of the State of Oklahoma.

3.2 Principal Place of Business. The principal place of business of the Company shall be located at 1105 Post Oak Lane, Edmond, OK 73034, Oklahoma, or such other place as may be designated from time to time by the Board.

3.3 Registered Office and Registered Agent. The Company's registered office shall be located at 201 Robert S. Kerr Ave., Suite 1600, Oklahoma City, Oklahoma 73102, and the registered agent at such address is Rick L. Warren of Hartzog Conger Cason LLP, or such other agent or address as the Board may from time to time designate.

3.4 Other Activities of Members.

(a) Each Member agrees that, for so long as he shall directly or indirectly own Units and/or serve on the Board, and for a period of two (2) years after such time as such Member neither owns Units nor serves on the Board, neither he, nor any of his Family Members shall, directly or indirectly, engage in Competition. For these purposes, the term "Competition" shall mean to (i) directly or indirectly own any interest in, manage, operate, control, invest, or acquire an interest in, participate in, consult with, render services for, operate, or in any manner engage in any business or enterprise (including any division, group, or franchise of a larger organization) competitive with the Business, whether as a proprietor, owner, lender, guarantor, member, partner, equityholder, director, officer, employee, consultant, joint venturer, investor, sales representative, or other participant, anywhere in the world; (ii) directly or indirectly induce or attempt to induce any employee or independent contractor of the Company to leave the employ of the Company; (iii) subject to the restrictions of any applicable law, directly or indirectly induce or attempt to induce any subcontractor, supplier, vendor, licensee, distributor, contractor, or other business relation of the Company to cease doing business with, or materially alter its business relationship with, the Company; or (iv) make or solicit or encourage others to make or solicit directly or indirectly any derogatory or negative statement or communication about the Company or any of its services or activities or any of its members, managers, or officers; provided, however, that the restriction set forth in clause (iv) above will not prohibit truthful testimony compelled by valid legal process. The parties agree that the remedy at law for any breach of this restrictive covenant is and will be inadequate and, in the event of a breach or threatened breach by a Member or any of his Family Members or affiliates, then the Company or any Member shall be entitled, without the posting of a bond, to an injunction restraining a Member or any of his Family Members or affiliates from any breach or threatened breach hereof. Nothing herein shall be construed as prohibiting the Company or any Member from contemporaneously pursuing any other remedies available for such breach or threatened breach, including the recovery of damages. If any of the provisions of this Section 3.4 shall otherwise contravene or be invalid under the laws of any state or other jurisdiction where it is applicable but for such contravention or invalidity, such contravention or invalidity shall not invalidate all of the provisions of this Agreement, but rather this Agreement shall be construed, insofar as the laws of the state or jurisdiction are concerned, as not containing the provision or provisions contravening or invalid under the laws of that state or jurisdiction, and the rights and obligations created hereby shall be construed and enforced accordingly. Notwithstanding the foregoing, in the event the company is liquidated and dissolved (other than in connection with a Company Sale), the restrictions under this Section 3.4(a) shall terminate at the time of such liquidation and dissolution.

(b) The Members shall hold as confidential all information disclosed in connection with the transaction contemplated hereby and concerning each other, this Agreement and the transactions contemplated hereby and shall not release any such information to third parties without the prior written consent of the Board (such consent not to be unreasonably withheld), except (i) any information which was previously or is hereafter publicly disclosed (other than in violation of this Agreement or other confidentiality agreements to which any Member is a party), (ii) to their partners, advisers, underwriters, analysts, employees, affiliates, officers, directors, consultants, lenders, investors, potential lenders and investors, accountants, legal counsel, title companies, or other advisors of any of the foregoing, provided that they are advised as to the confidential nature of such information and are instructed to maintain such confidentiality, (iii) to comply with any federal and state securities laws or any other law, rule, or regulation, and (iv) in any legal proceeding between or among the Members or their Affiliates in connection with this Agreement. The provisions of this subsection shall survive the termination of this Agreement.

ARTICLE IV

MANAGEMENT

4.1 Board of Managers.

(a) Subject to any limitations and powers reserved to the Members under this Agreement, the business and affairs of the Company shall be fully vested in, and managed by, a Board of Managers (the "Board" or "Board of Managers") comprised of natural persons (the "Managers") and, subject to the discretion of the Board, Officers elected pursuant to Section 4.2. The Managers and Officers shall collectively constitute "managers" of the Company within the meaning of the Act. Except as otherwise provided in this Agreement, the authority and functions of the Board, on the one hand, and of the Officers, on the other hand, shall be identical to the authority and functions of the Board of Directors and Officers, respectively, of a corporation organized under the Oklahoma General Corporation Act. The Officers shall be vested with such powers and duties as are set forth in this Article IV and as are specified by the Board. Accordingly, except as otherwise specifically provided in this Agreement, the business and affairs of the Company shall be managed under the direction of the Board, and the day-to-day activities of the Company shall be conducted on the Company's behalf by the Officers who shall be agents of the Company.

(b) Except as otherwise provided in this Agreement, all decisions to be made by the Board shall require the approval of a Majority of the Board. Any Manager acting alone, or with any other Manager or Managers, shall have the power to act for or on behalf of, or to bind the Company. Managers need not be residents of the State of Oklahoma.

(c) (i) The authorized number of Managers shall be determined and designated solely by a Majority Vote of Class B Units. Each person shall hold office as a Manager until his or her respective successor is elected and qualified or until his or her earlier death, resignation, or removal.

(ii) A Manager may be removed (with or without cause) and the vacancy filled only by a Majority Vote of the Class B Units. Any Manager so designated to fill any such vacancy shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation, or removal.

(iii) A Manager may resign at any time by giving written notice to that effect to the Board. Any such resignation shall take effect at the time of the receipt of that notice or any later effective time specified in that notice; and, unless otherwise specified in that notice, acceptance of the resignation shall not be necessary to make it effective.

(d) (i) The Board shall meet at such time and at such place (either within or without the State of Oklahoma) as the Board may designate. Special meetings of the Board shall be held on the call of any Manager upon at least 72 hours' notice to the Managers, or upon such shorter notice as may be approved by all of the Managers. Any Manager may waive such notice as to himself.

(ii) Any meeting of the Managers may be held in person or telephonically.

(iii) A majority of the Board present at such meeting shall constitute a quorum of the Board for purposes of conducting business. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. A Manager may vote or be present at a meeting either in person or by proxy.

(iv) Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

(v) Notwithstanding any provision contained in this Agreement, any action of the Board may be taken by written consent without a meeting. Any such action taken by the Board without a meeting shall be effective only if the consent or consents are in writing, set forth the action so taken, and are signed by the requisite number of Managers necessary.

(e) Unless otherwise determined by the Board in writing, Managers as such shall not receive any compensation for their services. Reimbursement for out-of-pocket expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board, provided that nothing contained in this Agreement shall be construed to preclude any Manager from serving the Company in any other capacity and receiving compensation for such service.

(f) A Majority Vote of the Board may, but need not, elect any one of the Managers to be the Chairman of the Board (the "Chairman"). At any time, the Chairman, if any, can be removed from his or her position as Chairman by a Majority Vote of the Board. The Chairman, in his or her capacity as the Chairman of the Board, shall not have any of the rights or powers of an Officer of the Company. The Chairman shall preside at all meetings of the Board and at all meetings of the Members at which he or she shall be present.

(g) Notwithstanding anything to the contrary set forth in this Agreement, none of the Officers, Members, Managers or the Board may cause the Company to do any of the following without the approval of a Majority Vote of the Class A Units:

(i) alter the rights or preferences of Class A Units;

(ii) file a petition in bankruptcy, consent or acquiesce to the filing of any petition in bankruptcy against the Company, consent or acquiesce to the appointment of a receiver for the Company or any of the assets of the Company, or execute and deliver any assignment for the benefit of the creditors of the Company;

(iii) cause the Company to issue Class C Units in an amount in excess of 10% of the total outstanding Units, on a fully-diluted basis; or

(iv) dissolve, liquidate, terminate, and wind up the business of the Company; provided, however, if the dissolution, liquidation, termination, and winding up of the business of the Company is in connection with a properly authorized sale of all or substantially all of the assets of the Company, merger of the Company, or similar transaction (including, but not limited to, a Change of Control Transaction or Drag Transaction), then no additional approval of such Members shall be required.

4.2 Officers. The Board may, from time to time it deems advisable, appoint officers of the Company (the "Officers") and assign in writing titles (including, without limitation, President, Vice President, Secretary, Treasurer, and Authorized Person) to any such person. Unless the Board decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Oklahoma General Corporation Act, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 4.2 may be revoked at any time by the Board. No Officer need be a Member or a Manager. An individual can be appointed for more than one office. The Board may remove any Officer, for any reason or for no reason, at any time by Majority Vote. Any Officer may resign at any time by giving written notice to the Board, and such resignation shall take effect at the date of the receipt of that notice or any later time specified in such notice. Any such resignation shall be without prejudice to the rights, if any, of the Company or such Officer under this Agreement or any other agreement then in effect.

4.3 Limitations on Authority of Members.

(a) Except for those situations in which the approval of the holders of Class A Units or the holder of Class B Units, if applicable, is expressly required by this Agreement or by any non-waivable provision of applicable law, no Member as such shall have the authority or power to act on behalf of, or to bind, the Company or any other Member, and a Member shall not have the right or power to take any action that would change the Company to a general partnership, reduce or eliminate the limited liability of a Member, or affect the status of the Company as a partnership for federal income tax purposes.

(b) Any Member who attempts to take any action in violation of this Section 4.3 shall be solely responsible for any damage, loss, and expense incurred by the Company or any of the Members as a result of the unauthorized action and shall indemnify and hold the Company and the Members harmless from such damage, loss, or expense.

4.4 Performance of Duties; Liability of Managers and Officers. The Managers and Officers, in the performance of their respective duties as such, shall exercise such powers and otherwise perform such duties in good faith, in the manner that each such Manager and Officer believes to be in the best interests of the Company, and with such care, including reasonable inquiry, using ordinary prudence, as a person in a like position would use under similar circumstances. In performing his or her duties, each of the Managers and the Officers shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets or liabilities of the Company or any facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid), of the following other Persons or groups: (i) one or more Officers of the Company; (ii) any attorney, independent accountant, or other Person employed or engaged by the Company; or (iii) any other Person who has been selected with reasonable care by or on behalf of the Company, in each case as to matters which such relying Person reasonably believes to be within such other Person's professional or expert competence. No individual who is a Manager or an Officer of the Company, or any combination of the foregoing, shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager or an Officer of the Company or any combination of the foregoing.

4.5 Indemnification. Notwithstanding Section 4.4, the Managers and Officers shall not be liable, responsible, or accountable for damages or otherwise to the Company, or to the Members, and, to the fullest extent allowed by law, each Manager and each Officer shall be indemnified and held harmless by the Company, including advancement of reasonable attorneys' fees and other expenses, but only to the extent that the Company's assets are sufficient therefor, from and against all claims, liabilities, and expenses arising out of any management of Company affairs; provided that nothing contained herein shall eliminate or limit the liability of a Manager or Officer (i) for any breach of the Manager's or Officer's duty of loyalty to the Company or its Members, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for any transaction from which the Manager or Officer derived an improper personal benefit, or (iv) for any breach of this Agreement. The rights of indemnification provided in this Section 4.5 are intended to provide indemnification of the Managers and the Officers to the fullest extent that would be permitted by the Oklahoma General Corporation Act regarding a corporation's indemnification of its directors and Officers and will be in addition to any rights to which the Managers or Officers may otherwise be entitled by contract or as a matter of law and shall extend to his heirs, personal representatives and assigns. The absence of any express provision for indemnification herein shall not limit any right of indemnification existing independently of this Section 4.5. Each Manager's and each Officer's right to indemnification pursuant to this Section 4.5 may be conditioned upon the delivery by such Manager or such Officer of a written undertaking to repay such amount if such individual is determined pursuant to this Section 4.5 or adjudicated to be ineligible for indemnification, which undertaking shall be an unlimited general obligation.

ARTICLE V

MEMBERS

5.1 Meetings. Meetings of Members may be called by the Board and shall be called upon the request of Members owning twenty percent (20%) or more of the outstanding Units. Meetings may be called to consider approval of any action or decision under any provision of this Agreement permitted to be voted upon by the Members by delivering to each Member notice of the time, place, and purpose of the meeting at least seven (7) days before the day of the meeting. A Member may waive the requirement of notice of a meeting either by attending the meeting or executing a written waiver before or after the meeting.

5.2 Quorum. The Members owning a majority of the outstanding Units (or, if relegated to a particular class of Units, the Members owning a majority of such class of Units) present in person or by proxy shall constitute a quorum for the transaction of business at all meetings of the Members (or such class). Once a quorum is present at a meeting of the Members, the subsequent withdrawal from the meeting of any Member prior to adjournment or the refusal of any Member to vote shall not affect the presence of a quorum at the meeting. If, however, such quorum shall not be present at any meeting of the Members, the Members entitled to vote at such meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until Members satisfying the applicable quorum shall be present or represented.

5.3 Voting. Each Member shall be entitled to one (1) vote for each Unit owned. Except where an express specified percentage or other specific vote is required by the Act or this Agreement, all matters to be decided by the Members shall be decided by Members owning a majority of Units, in person or by proxy. The Members shall not have the right to vote on any matter except as set forth in this Agreement.

5.4 Proxies. No proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period.

5.5 Action by Written Consent. Any action required or permitted to be taken at a meeting of the Members may instead be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the Members owning not less than the minimum number of Units which would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. The Board may fix, in advance, the record date for determining the Members entitled to express consent to action in writing without a meeting. Prompt notice of the taking of action without a meeting by less than unanimous written consent shall be given to those Members who have not consented in writing.

5.6 Records of Meetings. The Company shall maintain permanent records of all actions taken by the Members, including minutes of Company meetings, copies of actions taken by consent of the Members, and copies of proxies. However, the failure to maintain such records shall not impair the validity of any such actions.

5.7 Representations and Warranties of the Members.

(a) Each Member hereby severally represents, warrants, and covenants to the Company as follows:

(i) such Member is an Accredited Investor;

(ii) such Member understands that such Member must bear the economic risk of the investment for an indefinite period of time because the Units have not been registered under the Securities Act of 1933, as amended, or the securities laws of the State of Oklahoma and therefore cannot be resold unless subsequently registered under such acts, or unless an exemption from such registration is available;

(iii) such Member agrees that such Member will not resell, transfer or distribute the Units being purchased hereunder without registration under the Securities Act of 1933, as amended, and under the securities laws of the State of Oklahoma or exemption from said acts;

(iv) such Member is purchasing the Units for investment for such Member's own account only and not with a view to resell or otherwise distribute the Units being purchased hereunder, and such Member does not intend to divide such Member's participation with others or to resell or otherwise dispose of all or any part of such securities; and

(v) such Member has been provided with all information and documents relating to the Company necessary for the Member to make an informed investment decision; such Member has been afforded an opportunity to request any and all relevant information concerning such matters and has been provided with all information such Member has requested and with copies of all documents such Member has requested; and such Member has read, thoroughly reviewed and understands all such documents and information.

(b) Each Member severally acknowledges that Hartzog Conger Cason LLP prepared this Agreement on behalf of and in the course of its representation of Founding Members Holdco. Further, each Member severally acknowledges and represents that:

(i) such Member has been advised that a conflict of interest may exist between that Member's interests and those of the Company and the other Members;

(ii) such Member has been advised to seek the advice of independent counsel;

(iii) such Member has had the opportunity to seek the advice of independent counsel; and

(iv) such Member has not been advised by the Company or Hartzog Conger Cason LLP concerning the tax consequences of this Agreement.

(c) Each Member shall and does hereby agree to indemnify and hold harmless the Company from any damages, claims, expenses, losses, or actions resulting from a breach by such Member of any of the warranties and representations contained in this Section 5.7. This indemnification expressly includes any damages, claims, expenses, losses or actions against the Company that may be initiated by any other Member as a result of the Company's violation of the Securities Act of 1933, as amended, or any applicable "Blue Sky" law or laws, as a result of any such breach by such Member.

5.8 Registered Members. The Company shall be entitled to treat the owner of record of any Units as the owner in fact of such Units for all purposes and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Units on the part of any other Person, whether or not it shall have express or other notice of such claim or interest, except as expressly provided by this Agreement or the laws of the State of Oklahoma.

5.9 Limitation of Liability. Except as otherwise provided in the Act or in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or of any other Member by reason of being a Member, whether arising in contract, tort or otherwise. Except as otherwise provided in the Act, by law or expressly in this Agreement, no Member will have any fiduciary or other duty to another Member with respect to the business and affairs of the Company.

5.10 Bound Without Execution. Each Member or Person owning Units or having a membership interest in the Company shall be bound by this Agreement without the necessity of executing a physical copy of this Agreement.

ARTICLE VI

ACCOUNTING AND REPORTS

6.1 Books and Records. The Board shall cause adequate books and records to be kept of all Company affairs.

6.2 Financial Statements. The Board shall cause to be furnished to the Members within one hundred twenty (120) days after the end of each calendar year of the Company, commencing with the year ending December 31, 2020, an annual report of the operations of the Company and a statement of financial condition as of the end of such calendar year.

6.3 Tax Returns. In order to enable the Members to prepare their federal income tax returns with respect to Company affairs, the Board shall cause to be furnished to the Members an informational return as promptly as practicable.

6.4 Inspection of Records. All Company books and records shall be kept at the principal place of business of the Company and shall be open to inspection and copying by the Members or their authorized representatives at all reasonable times for any purpose reasonably related to the Member's interest in the Company.

ARTICLE VII

COMPENSATION AND REIMBURSEMENTS

7.1 Costs and Expenses. All costs and expenses relating to the Company, including taxes, legal and accounting fees, insurance premiums, administrative expenses, and other costs or expenses shall be paid from Company funds, if available.

7.2 Reimbursement. The Managers shall be entitled to receive reimbursement for all expenses incurred in good faith and paid by the Managers on behalf of the Company including, but not limited to, fees (including accounting and legal fees), costs, and expenses incurred in connection with the organization of the Company or the maintenance of the Company and its books and records, and the preparation of tax returns. Reimbursement for such expenses will be made from Company funds and may be funded with Capital Contributions or any other sources available to the Company.

ARTICLE VIII

CAPITAL

8.1 Units Generally.

(a) The membership interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series, with each type or class or series having the rights and privileges, including voting rights, if any, set forth in this Agreement. The Board shall cause to be maintained a schedule of all Members from time to time, their respective mailing addresses, the Units held by them (as the same may be amended, modified or supplemented from time to time, the "Members Schedule"), as set forth on Exhibit A and updated from time to time by the Board. Units may be issued in fractional Units at the Board's discretion. Ownership of a Unit (or fraction thereof) shall not entitle a Member to call for a partition or division of any property of the Company or for any accounting.

(b) The Units of the Company may be represented by Unit certificates. The Board may cause a Unit certificate to be issued to each Member who is entitled to receive Units and become a Member under this Agreement. The Board shall determine rules and procedures for the issuance, replacement, and cancellation of Unit certificates. The Board shall cause to be maintained a Unit ledger which shall have a record of all Units issued by the Company. Certificates for Units shall contain such legends as deemed appropriate by the Board.

8.2 Classes of Units. The relative rights, privileges, preferences, and obligations of an Interest holder with respect to distributions, allocations, voting, and other matters set forth in this Agreement shall be determined under this Agreement and the Act to the extent herein provided based upon the number and the class of Units held by such Member with respect to its Interest. Unless otherwise determined by the Board, Units and Interests shall be evidenced by this Agreement and shall not be certificated. If at any time the Board determines that Units or Interests shall be represented by certificates, the Board shall determine the form of certificate, appropriate legends, and other information to be printed thereupon, appropriate procedures for the issuance, reissuance, and cancellation of such certificates, and other matters relating to such certificates. For the avoidance of doubt, fractional Units may be issued by the Company. The number and class of Units attributable to each Member's Interest on the Effective Date is set forth opposite each Member's name on the Members Schedule. The classes of Units are as follows:

(a) Class A Units. Class A Units shall consist of those Class A Units held by the Members listed on the Members Schedule as holding such Units, as the same may be amended from time to time as authorized hereunder. The Members holding Class A Units shall have all the rights, privileges, and obligations as are specifically provided for in this Agreement for Class A Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. Class A Units issued and outstanding as of the Effective Date are set forth on Exhibit A, and additional Class A Units may be issued pursuant to Section 8.5.

(b) Class B Units. Class B Units shall consist of those Class B Units held by the Members listed on the Members Schedule as holding such Units, as the same may be amended from time to time as authorized hereunder. The Members holding Class B Units shall have all the rights, privileges, and obligations as are specifically provided for in this Agreement for Class B Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. Class B Units issued and outstanding as of the Effective Date are set forth on Exhibit A, and additional Class B Units may be issued pursuant to Section 8.5.

(c) Class C Units. Class C Units shall consist of those Class C Units held by the Member listed on the Members Schedule as holding such Units, as the same may be amended from time to time as authorized hereunder. The Members holding Class C Units shall have all the rights, privileges, and obligations as are specifically provided for in this Agreement for Class C Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units; provided, however, the Class C Units shall have no voting rights. From time to time, the Managers shall have the power and discretion to approve the issuance of Class C Units to employees, officers, Managers, and other service providers or consultants of the Company (other than any Person who is an Affiliate of the Founding Member Holdco) pursuant to a written agreement with the Company and for a purchase price, if any, determined by the Managers (collectively, the "Incentive Units Agreements"). In connection with any approved issuance of Class C Units to a Class C Member hereunder, such Class C Member shall execute a counterpart to this Agreement or otherwise join this Agreement pursuant to an incentive units agreement in a form to be provided by the Managers. On the Effective Date, 0 Class C Units have been issued and are outstanding, and additional Class C Units may be issued pursuant to this Section 8.2(c), but subject to Section 4.1(g)(iii).

8.3 Class C Unit Participation Thresholds.

(a) On the date of each grant of Class C Units to a Class C Member who is, or as a result of such grant becomes, a holder of Class C Units pursuant to a grant made under a restricted unit grant agreement or similar agreement, the Company shall establish an initial Participation Threshold with respect to each Class C Unit granted on such date. The Class C Units are intended to qualify as "profits interests" within the meaning of Internal Revenue Service Revenue Procedures 93-27 and 2001-43, Internal Revenue Service Notice 2005-43, and any future Internal Revenue Service guidance. To the extent that any Class C Units are "substantially nonvested" as such term is used in Rev. Proc. 2001-43, such Class C Units will be accounted for in accordance with Section 4 of Rev. Proc. 2001-43. The initial Participation Threshold with respect to an Class C Unit shall be equal to or greater than the aggregate amount of distributions that must be made to all other Members holding Units including, as applicable, Class C Units with a lower Participation Threshold, pursuant to Section 9.2 of this Agreement in a hypothetical transaction in which the Company sold all of its assets for fair market value and distributed the proceeds therefrom in liquidation of the Company pursuant to Section 10.5 of this Agreement, in order for such Class C Units to constitute "profits interests" within the meaning of Section 2.02 of Rev. Proc. 93-27, as subsequently clarified by Rev. Proc. 2001-43. Each Class C Unit's Participation Threshold shall be adjusted after the grant of such Class C Unit in the following manner:

(i) in the event of any distribution made pursuant to (b)(iv), the Participation Threshold of each Class C Unit outstanding at the time of such distribution shall be reduced (but not below zero) by the amount that each Class A Unit and Class B Unit receives in such distribution (with such reduction occurring immediately after the determination of the portion of such distribution, if any, that such Class C Unit is entitled to receive);

(ii) in the event of any Capital Contribution made with respect to outstanding Class A Units or Class B Units, the Participation Threshold of each Class C Unit outstanding at the time of such Capital Contribution shall be increased by an amount, determined by the Board, that reflects the increased value of the capital of the Company on a per Unit basis due to such Capital Contribution;

(iii) if the Company at any time subdivides (by any unit split or otherwise) the Class A Units or Class B Units into a greater number of Class A Units or Class B Units, the Participation Threshold of each Class C Unit outstanding immediately prior to such subdivision shall be proportionately reduced; if the Company at any time combines (by any reverse unit split or otherwise) the Class A Units or Class B Units into a lesser number of Class A Units or Class B Units, the Participation Threshold of each Class C Unit outstanding immediately prior to such subdivision shall be proportionately increased; and

(iv) except as set forth in Section 8.3(a)(ii), no adjustment to the Participation Threshold of any Class C Unit shall be made in connection with any Capital Contribution by any Member in exchange for newly issued Units except to the extent necessary to prevent the holder of such Class C Unit from recognizing gross income under Section 61(a) or Section 83 of the Code.

(b) If the Company issues additional Class A Units and/or Class B Units for consideration less than their fair market value at the time of issuance, the Board shall make such equitable adjustments to the number and terms of the Class C Units, and the Board shall make such equitable adjustments to the number and terms of the Class C Units and the Participation Thresholds, in each case to prevent dilution of the economic interest represented by the Class C Units.

(c) The Participation Thresholds of each Class C Member's Class C Units shall be set forth in the books and records of the Company and shall be updated from time to time as necessary to reflect any adjustments to the Participation Thresholds of outstanding Class C Units required pursuant to this Section 8.3.

8.4 Code Section 83.

(a) Code Section 83 Safe Harbor: By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005 43 (the "Notice") apply to any Class C Units by the Company on or after the effective date of such Revenue Procedure in connection with services provided to the Company and its Affiliates. For purposes of making such Safe Harbor election, the Partnership Representative is hereby designated as the "partner who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by the Partnership Representative constitutes execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the Notice. The Company and each Member hereby agrees to comply with all requirements of the Safe Harbor described in the Notice, including the requirement that each Member shall prepare and file all federal income tax returns reporting the income tax effects of each interest in the Company issued by the Company covered by the Safe Harbor in a manner consistent with the requirements of the Notice.

(b) The Company and any Member may pursue any and all rights and remedies it may have to enforce the obligations of the Company and the Members (as applicable) under Section 8.3(a)(i),

including seeking specific performance and/or immediate injunctive or other equitable relief from any court of competent jurisdiction (without the necessity of showing actual money damages, or posting any bond or other security) in order to enforce or prevent any violation of the provisions of Section 8.3(a)(i). A Member's obligations to comply with the requirements of this Section 8.3(b) shall survive such Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation, and winding up of the Company, and, for purposes of this Section 8.3(b), the Company shall be treated as continuing in existence.

(c) Each Member authorizes the Partnership Representative to amend Section 8.3(a)(i) and Section 8.3(a)(ii) to the extent necessary to achieve substantially the same tax treatment in respect of any Class C Unit issued by the Company in connection with services provided to the Company or any of its Affiliates as set forth in Section 4 of the Notice (e.g., to reflect changes from the rules set forth in the Notice in subsequent Internal Revenue Service guidance), provided that such amendment is not materially adverse to such Member (as compared with the after tax consequences that would result if the provisions of the Notice applied to all interests in the Company transferred to a service provider by the Company in connection with services provided to the Company).

Any Member who receives Units that are subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code may make an election under Section 83(b) of the Code in respect of such Units. The Company and all Members will (i) treat such Units as outstanding for tax purposes, (ii) treat such Member as a member of the Company for U.S. federal income tax purposes in respect of such Units, and (iii) file all tax returns and reports consistently with the foregoing (except for non U.S. federal returns or reports for which a different tax treatment is required by applicable law), and neither the Company nor any of its Members will deduct any amount (as wages, compensation, or otherwise) for the fair market value of such Units for U.S. federal income tax purposes.

8.5 Capital Calls; Additional Capital Contributions.

(a) At any time before June 30, 2022, when funds are required for the Business and the Contribution Commitments have not been fully funded, the Managers may require the Class A-2 Members to fund the remainder of their Contribution Commitments by giving notice to the Class A-2 Members. The notice shall state the total amount of funds sought, and the amount due from each Class A-2 Member. Each Class A-2 Member's share of the required funding of Contribution Commitment shall be in the proportion of its Contribution Commitment to the total Contribution Commitments of all of the Class A-2 Members. The Class A-2 Members shall deliver the required funds within ten days after the date of mailing of the notice unless the notice specifies a later date. No Class A-2 Member shall be obligated to make any additional Capital Contributions in excess of his or its Contribution Commitment. The Manager may not require Class A-2 Members to fund their Contribution Commitments pursuant to this Section 8.5(a) after June 30, 2022 (the "Investment Period").

(b) If any Class A-2 Member does not pay a Contribution Commitment pursuant to Section 8.5(a) (the "Non-Contributing Member") and such share is paid by another Member (the "Contributing Member"), all distributions that would otherwise be distributed to the Non-Contributing Member (including, without limitation, distributions upon liquidation) shall instead be distributed to the Contributing Member until such distributions equal, in the aggregate, 150% of the amounts paid by the Contributing Members on behalf of the Non-Contributing Member plus interest thereon at an annual rate equal to 12% per annum. Any amounts contributed by the Contributing Member(s) shall constitute Capital Contributions made on behalf of the Non-Contributing Member, and the Capital Account of the Non-

Contributing Member shall be credited to the extent thereof. For purposes of clarification, any amount paid and distributed to the Contributing Member pursuant to this Section shall not be considered a distribution to the Contributing Member by the Company but rather shall be considered a distribution to the Non-Contributing Member by the Company followed by a payment by the Non-Contributing Member to the Contributing Member.

(c) The Manager shall have the right to cause the Company to receive Capital Contributions from any Contributing Member and shall not be obligated to offer all Members the opportunity to make such Capital Contributions on behalf of a Non-Contributing Member. No Member shall be obligated to make Capital Contributions on behalf of a Non-Contributing Member.

(d) Other than as set forth in this Section 8.5, no Member shall be required to make any additional Capital Contribution to the Company with respect to such Member's Units. If the Mangers at any time or from time to time determine that the Company requires additional Capital Contributions in furtherance of its business, then the Managers may propose to the Members a plan for raising additional capital, which may or may not include the issuance of additional Units to existing Members. Any such plan shall describe the proposed sources of the additional capital, the terms upon which the additional Capital Contributions will be raised, and the proposed uses of the additional capital. The proposed plan will be implemented only if it is approved by Majority Vote of the Class B Members. For the avoidance of doubt, any issuance of additional Units shall dilute the equity interests of the Members of the Company to the extent such Members are not issued additional Units.

8.6 New Members from the Issuance of Units. In order for a Person to be admitted as a Member of the Company pursuant to the issuance of Units to such Person after the date hereof, such Person shall have executed and delivered to the Company a written undertaking to be bound by the terms and conditions of this Agreement substantially in the form at Exhibit B. The Board shall cause the Members Schedule to be revised from time to time to reflect any changes in the ownership or classification of the Units. Upon such change to the Members Schedule by the Board and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued its Units. The Company shall adjust the Capital Accounts as necessary in accordance with Section 8.5.

8.7 Capital Accounts. The Board shall cause Capital Accounts to be maintained in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv) and all other rules and Treasury Regulations governing the proper maintenance of capital accounts. If Units are transferred, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Units.

8.8 Discretionary Member Loans.

(a) If Capital Contributions, third-party loans to the Company, and the revenues of the Company are insufficient to satisfy the capital requirements of the Company, or if bridge funds are needed by the Company on an interim basis, the Members may make loans ("Member Loans") to the Company upon such terms and conditions as the Board may reasonably determine in its discretion. No Member shall be required to make a Member Loan. The Board shall have the right to cause the Company to obtain Member Loans from any Member and shall not be obligated to offer all Members the opportunity to make Member Loans when the Board determines such are needed.

(b) All Member Loans shall be evidenced by a promissory note of the Company, which promissory note shall contain such terms and conditions as are commercially reasonable and are agreed to by the lending Member and the Board.

(c) Except for distributions under Section 9.1, (i) all Member Loans must be repaid in full before any Distribution may be made to any Member pursuant to Section 9.2; (ii) Member Loans shall be repaid in the order in which they were made; (iii) all payments received with respect to a Member Loan shall be applied first against accrued and unpaid interest and then against the outstanding principal balance; and (iv) if more than one Member joined in the making Member Loans, the Company shall make payments to such Members in proportion to the principal amount of each Member Loan. No Member shall be obligated to contribute or advance money to the Company for the purpose of repaying any Member Loan, and no Member shall have any personal liability for the repayment of any Member Loan.

8.9 No Withdrawal of Capital Contributions. No Member shall have the right to (i) withdraw its Capital Contribution; (ii) demand or receive property other than cash in return for its Capital Contribution; or (iii) except as set forth herein, receive priority over any other Member as to the return of Capital Contributions or as to Net Profits, Net Losses, or Distributions.

8.10 Return of Contributions. No Member shall be personally liable for the return of any Capital Contributions of any Member. Any return of Capital Contributions shall be made solely from the assets of the Company.

8.11 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Board may authorize such modifications.

ARTICLE IX

NET PROFITS, NET LOSSES, AND DISTRIBUTIONS

9.1 Tax Distributions. No later than 5 days prior to the U.S. federal income tax due date for estimated payments for an individual (and prior to distributions under Section 9.2 and prior to dissolution of the Company), the Board shall, to the maximum extent permitted by Law, cause the Company to make tax distributions ("Tax Distributions") out of available cash (such available cash to be reasonably determined by the Board taking into account the maintenance of reasonable reserves and any restrictions contained in any agreement, including financing agreements, to which the Company or any of its Subsidiaries is bound) to the Members pro rata in accordance with their relative Tax Distribution Amounts, until each Member has received an amount equal to its Tax Distribution Amount. Tax Distributions shall be treated as an advance of amounts otherwise distributable pursuant to Section 9.2(b). The amount of any Tax Distribution in respect of any taxable year shall be computed as if any distributions made pursuant to Section 9.2(b) during such taxable year were a Tax Distribution in respect of such taxable year.

9.2 Nonliquidating and Liquidating Distributions.

(a) The Board may cause the Company to make distributions to the Members in property (valued for such purpose at its fair market value reasonably determined by the Board) other than in cash in accordance with the provisions of this Agreement, so long as such non-cash property is distributed among all the Members entitled to receive such distributions in proportion to the total amounts each

Member is entitled to receive in respect of such distributions taking into the account the priority of distributions expressly set forth in this Agreement. Notwithstanding any provision of this Agreement, no distribution shall be made to any Member on account of its interests in the Company to the extent that such distribution would violate the Act or other applicable law.

(b) Prior to dissolution, Net Available Cash and Capital Transaction Proceeds, as applicable, shall be distributed to the Members, at such times and as of such record dates as the Board shall determine, in the following order of priority:

(i) first, 100% to the Class A Members until the Class A Capital has been reduced to zero, in proportion to their Class A Capital relative to the aggregate Class A Capital;

(ii) second, 100% to the Class B Members until the Class B Capital has been reduced to zero, in proportion to their Class B Capital relative to the aggregate Class B Capital;

(iii) third, 100% to the Class A-2 Members until the each Class A Member has received cumulative distributions pursuant to this Section 9.2(b)(iii) equal to 6% per annum, compounded annually, on such Class A-2 Member's unreturned Capital Contributions, calculated from the dates such Capital Contributions are made and determined for the actual number of days occurring in the period for which such return is being determined;

(iv) fourth, 100% to the Class A-1 Members until the each Class A Member has received cumulative distributions pursuant to this Section 9.2(b)(iv) equal to 8% per annum, compounded annually, on such Class A-1 Member's unreturned Capital Contributions, calculated from the dates such Capital Contributions are made and determined for the actual number of days occurring in the period for which such return is being determined;

(v) fifth, (A) 20% to the Founding Members Holdco, (B) 70% to the Class A Members and Class B Members, *pro rata* in proportion to the number of Class A Units and Class B Units held by each such Member relative to the aggregate amount of Class A Units and Class B Units then outstanding, and (C) 10% to the Class C Members, pro rata in proportion to the number of Class C Units held by each Class C Member relative to the aggregate amount of Class C Units; *provided, however*, that the amount distributable to the Class C Members with respect to the Class C Units will be reduced proportionally based on (X) the number of Class C Units issued and outstanding as of such distribution that are (or become) Participating Class C Units, over (Y) the total number of Class C Units that are authorized for issuance. The portion of any distribution pursuant to this Section 9.2(b)(v) with respect to any Class C Unit that is not made due to the provisos above shall instead be distributed solely with respect to Class A Units and Class B Units, *pro rata*, as modified and diluted pursuant to the provisions in the following paragraph.

9.3 Withholding.

(a) In the event any federal, foreign, state, or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Member's allocable share of Profits, taxable income, or any portion thereof, or with respect to distributions, each Member hereby authorizes the Company to withhold from distributions or other amounts then due to such Member an amount necessary to satisfy the withholding responsibility and shall pay any amounts withheld to the appropriate taxing authorities. In such a case, for purposes of this Agreement, the Member for whom the Company has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly, and such Member's share of cash distributions or other amounts due shall be reduced by a corresponding amount.

(b) If it is anticipated that, at the time of the Company's withholding obligation, the Member's share of cash distributions or other amounts due is less than the amount of the withholding obligation, the Member with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within 30 days after notice of such shortfall is given to such Member by the Company. In the event a Member fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Member bearing interest at a rate of 10% per annum (the "Default Rate"), and the Company shall apply all distributions or payments that would otherwise be made to such Member toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan including interest at the Default Rate is repaid in full.

(c) For purposes of this Section 9.3, any "imputed underpayment" within the meaning of Section 6225 of the Partnership Tax Audit Rules (or any analogous payment under state, local, or non-U.S. law) including any interest or penalties with respect to any such amount (collectively, an "Imputed Underpayment Amount") paid by the Company shall be treated as if it were a payment of taxes withheld with respect to the appropriate Members. The Partnership Representative shall reasonably determine the portion of an Imputed Underpayment Amount attributable to each Member. The portion of the Imputed Underpayment Amount that the Partnership Representative attributes to a Member shall be treated as a payment of withheld taxes recoverable from such Member as provided in this Section 9.3. The portion of the Imputed Underpayment Amount that the Partnership Representative attributes to a former Member shall be treated as a payment of withheld taxes with respect to both such former Member and such former Member's transferee or assignee, as applicable, and the Company may in its discretion exercise its rights pursuant to this Section 9.3 in respect of either or both of the former Member and its transferee or assignee. Imputed Underpayment Amounts shall also include any analogous payments made or owed by any entity treated as a partnership for U.S. federal income tax purposes in which the Company holds (or has held) a direct or indirect interest to the extent that the Company bears the economic burden of such amounts, whether by operation of law, agreement, or otherwise. This Section 9.3 shall survive a Member ceasing to be a member of the Company.

9.4 Allocation of Profits and Losses. Except as otherwise provided in the Regulatory Allocations Schedule, Profits (and items thereof), and Losses (and items thereof) for each Fiscal Year shall be allocated among the Members such that the ending Partially Adjusted Capital Account of each Member, immediately after giving effect to such allocations, is, as nearly as possible, equal to the amount of the distributions that would be made to such Member pursuant to Section 9.2 if: (a) the Company were dissolved and terminated at the end of the Fiscal Year; (b) its affairs were wound up and each asset on hand at the end of the Fiscal Year were sold for cash equal to its Agreed Value; (c) all liabilities of the Company were satisfied (limited with respect to each nonrecourse liability to the Agreed Value of the assets securing such liability); and (d) the net assets of the Company were distributed to the Members in accordance with Section 9.2. For the taxable period of the Company relating to the dissolution of the Company pursuant to Section 9.2, no unvested Class C Units shall be treated as vested for purposes of applying this Section 9.4; *provided, however*, nothing in this sentence shall override the acceleration of vesting for Class C Units pursuant to an equity incentive award.

9.5 Tax Allocations.

(a) Except as set forth in Section 9.5(b), all income, gains, losses, and deductions shall be allocated, for U.S. federal, state, and local income tax purposes among the Members in accordance with the allocation of such income, gains, losses, and deductions among the Members for computing their Capital Accounts.

(b) Items of income, gain, loss, and deduction with respect to any Section 704(c) Property shall, solely for U.S. federal, state, and local income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Agreed Value pursuant to the "remedial allocation method" described in Section 1.704-3(d) of the Treasury Regulations.

(c) Notwithstanding any other provision of this Agreement, allocations pursuant to this Section 9.5 are solely for purposes of federal, state, and local taxes and shall not be taken into account in computing any Member's Capital Account, share of Profits and Losses, or distributions pursuant to any provision of this Agreement.

9.6 Miscellaneous.

(a) Allocations Attributable to Particular Periods. For purposes of determining Profits and Losses or any other items allocable to any period, such items shall be determined on a daily, monthly, or other basis, as determined by the Board using any permissible method under Code Section 706 and the Treasury Regulations promulgated thereunder; provided, however, in the event allocation is required as a result of a Transfer of a Unit, the interim closing of the books shall be utilized.

(b) Tax Consequences; Consistent Reporting. The Members are aware of the income tax consequences of the allocations made by this Article X and by the Regulatory Allocations and hereby agree to be bound by and utilize those allocations as reflected on the information returns of the Company in reporting their Units of Company income and loss for income tax purposes. Each Member agrees to report its distributive Unit of Company items of income, gain, loss, deduction, and credit on its separate return in a manner consistent with the reporting of such items to it by the Company. Any Member failing to report consistently shall notify the IRS of the inconsistency as required by law and shall reimburse the Company for any legal and accounting fees incurred by the Company in connection with any examination of the Company by federal or state taxing authorities with respect to the year for which the Member failed to report consistently. No Member shall file a notice with the IRS under Code Section 6222(b) in connection with such Member's intention to treat an item on such Member's federal income tax return in a manner that is inconsistent with the treatment of such item on the Company's federal income tax return, unless such Member has, not less than 30 days prior to the filing of such notice, provided the Partnership Representative with a copy of the notice and thereafter in a timely manner provides such other information related thereto as the Partnership Representative shall reasonably request.

ARTICLE X

DISSOLUTION

10.1 Events of Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the occurrence of an Event of Dissolution. An Event of Dissolution shall occur upon the earlier of:

(a) a Majority Vote of the Class B Members and the affirmative vote of Members holding a Super Majority in Interest;

(b) the entry of a decree of judicial dissolution of the Company under the Act; or

(c) the occurrence of any other event which causes the mandatory dissolution of the Company pursuant to the Act.

The Members acknowledge and agree that the dissolution procedures set forth in this Agreement represent events of dissolution for purposes of Section 2037(2) of the Act and that this Article X constitutes the unanimous written agreement of all Members to dissolve the Company upon the occurrence of any event described herein. Additionally, upon the occurrence of any event described herein, each Member authorizes the Managers or any appropriate Officer to prepare and file articles of dissolution with the Oklahoma Secretary of State to effect the dissolution of the Company.

10.2 Dissolution of the Company. In the event the Company is to be dissolved, the Company shall not be terminated and liquidated until the Company has filed Articles of Dissolution with the Secretary of State of Oklahoma and the assets of the Company shall have been distributed in liquidation. Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business and affairs of the Company shall continue to be governed by this Agreement.

10.3 Manner of Liquidation. Upon dissolution of the Company, the Board shall have full and complete authority to liquidate the Company's assets and liabilities in a reasonable manner. All expenses of termination and liquidation shall be treated as Company expenses. In the event there is no Manager then serving, then the Members shall appoint a Person, which may but need not be a Member, to act as the liquidating agent of the Company.

10.4 Determination of Capital Accounts. Upon liquidation of the Company, all gains and losses from the sale or exchange of the Company's assets shall be credited and charged to the Members for federal income tax purposes and capital account purposes as provided for in Article IX. All assets to be distributed in kind and not actually sold or exchanged shall be deemed sold or exchanged with the gain or loss from such deemed sale or exchange being credited and charged to the Members for federal income tax purposes and capital account purposes as provided for in Article IX.

10.5 Liquidating Distributions. All liquidation proceeds shall be distributed in the following order of priority:

(a) to the payment of all liabilities owed to creditors of the Company, including liabilities owed to Members, but subject to Sections 8.3 and 8.7;

(b) to the setting aside of cash reserves for amounts necessary, in the Board's discretion, for any contingent or unforeseen liabilities or obligations of the Company; and

(c) then any remainder shall be paid to the Members consistent with Section 9.2(b).

ARTICLE XI

INCOME TAX ALLOCATIONS AND ELECTIONS

11.1 Section 754 Election. If a Unit or any part of a Unit is transferred, or a Distribution is made, the Company may, in the discretion of the Board, file an election pursuant to Section 754 of the Code to cause the basis of Company property to be adjusted for federal income tax purposes as provided by Sections 734 and 743 of the Code.

11.2 Allocations Upon Sale or Exchange. If a Member sells, exchanges, or liquidates some or all of its Units, the Member's distributive Unit of Company income, gain, loss, deduction, or credit for the period ending with such sale, exchange or liquidation shall be determined pursuant to any method allowed or permitted under Section 706 of the Code as determined by the Board. The transferor shall reimburse the Company for any expenses incurred by the Company in determining the distributive Unit of the transferor.

Each Member agrees to execute such consents or estimates as may be deemed necessary by the Board in connection with such election.

11.3 Partnership Representative; Tax Proceedings.

(a) The Members hereby appoint Alex Ruhter as the "partnership representative" (the "Partnership Representative") as provided in Code Section 6223(a) (as amended by the Bipartisan Budget Act of 2015 (the "BBA")). Each Member will execute, certify, acknowledge, deliver, swear to, file, and record all documents necessary or appropriate to evidence its approval of this designation.

(b) The Partnership Representative is authorized and required to represent the Company in connection with all examinations of the Company's affairs by any Governmental Entity concerning Taxes, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting judicial proceedings but shall only act upon the Majority Vote of the Members (and not upon his own discretion) to (i) make any tax elections, (ii) extend the statute of limitations, (iii) file a request for administrative adjustment, (iv) file suit relating to any Company tax refund or deficiency, or (v) enter into any settlement agreement relating to Tax items of the Company with any Governmental Entity (each, a "Major Tax Decision"). The Partnership Representative shall keep each Member informed and promptly respond to all reasonable requests for information by any Member with respect to Taxes, including, without limitation, any disputes, controversies, or proceedings with the Internal Revenue Service or with any state, local, or non-U.S. taxing authority. Furthermore, and without limiting Partnership Representative's obligation to obtain the Majority Vote of the Members with respect to Major Tax Decisions, to the extent such written communications from any Governmental Entity require responsive action from the Company, the Partnership Representative shall confer with all Members, and reasonably consider all opinions and information from Members, on the nature, content, and extent of the Company's responsive action.

(c) The Company and its Members shall be bound by the actions taken by the Partnership Representative, presuming his actions are taken in accordance with the direction of the Members; *provided, further,* provided, that a Member shall not be required to file an amended federal income tax return, as described in Section 6225(c)(2)(A) of the Code, or pay any tax due and provide information to the IRS as described in Section 6225(c)(2)(B) of the Code.

(d) In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101 of the BBA (the "BBA Procedures"), the Partnership Representative, acting upon the Majority Vote of the Members, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Code Section 6226 as amended by the BBA). If an election under Code Section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA).

(e) Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax, or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

(f) The Partnership Representative may resign at the times and in the manner set forth in applicable Treasury Regulations or other administrative guidance. The Partnership Representative may be removed by Majority Vote of the Members. If the above-named Partnership Representative ceases to be the Partnership Representative, the Board shall appoint a new Partnership Representative.

ARTICLE XII

TRANSFERABILITY OF UNITS

12.1 General. Except for Transfers specifically permitted by Section 12.5, a Member may not Transfer a Unit or any portion thereof or interest therein. The prohibitions in this Article XII shall apply to each Transfer, regardless of any waiver or consent to a prior Transfer in violation of these restrictions.

12.2 Prohibited Transfers. Any Transfer or attempted Transfer of any Unit not in compliance with this Article XII shall be null and void, and such transferee shall not be entitled to vote on matters coming before the Members (and such transferee's Units shall not be counted in determining the number of outstanding Units for voting purposes), participate in the management of the Company, if applicable, act as an agent of the Company, if applicable, receive Distributions from the Company, or have any other rights in or with respect to the Transferred Units; provided, however, that if the Company is required to recognize a Transfer that is not a permitted Transfer hereunder, the interest Transferred shall be strictly limited to the transferor's rights to allocations and Distributions as provided by this Agreement with respect to the Transferred Units, which allocations and Distributions may be applied (without limiting any other legal or equitable rights of the Company) to satisfy the debts, obligations, or liabilities for damages that the transferor or transferee of such Units may have caused the Company or the other Members. In the case of a Transfer or attempted Transfer of Units that is not in compliance with this Article XII, the parties engaging or attempting to engage in such Transfer shall indemnify and hold harmless the Company and the other Members from all costs, liabilities, and damages that any of such indemnified Persons may incur (including incremental tax liability and attorneys' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

12.3 Right to Prohibit Certain Transfers. Notwithstanding any other provision herein, no Units may be Transferred if (i) the Transfer, when added to the Transfers of all other Units within a period of twelve (12) consecutive months prior thereto, would in the opinion of the Board cause the Company to terminate within the meaning of Section 708 of the Code; (ii) the Board has any reason to believe that the Transfer is in violation of any applicable federal or state securities law, in which event the Board may permit the Transfer if the proposed transferor and transferee provide the Company with sufficient evidence, which may include the opinion of qualified legal counsel, that the Transfer will not be in violation of any applicable securities law; (iii) the Transfer would be to a minor or legally incompetent individual or any other Person to whom a Transfer is not permitted under this Agreement; (iv) the Transfer would result in the Company being subject to the Investment Company Act of 1940, as amended; (v) the Transfer would jeopardize the classification of the Company as a partnership for income tax purposes; or (vi) the Transfer would be to a Person who competes or intends to compete with the Company or to a Person who has an ownership interest in any Person who competes or intends to compete with the Company.

12.4 Requirements to Be Satisfied as a Condition to the Transfer of Units and Admission as a Member.

(a) Subject to Section 12.3, any permitted transferee of Units under Section 12.5 shall be recognized by the Company as the transferee of those Units only if (i) the transferor and proposed transferee execute and deliver to the Company such documents of conveyance as are satisfactory to the Company; (ii) the proposed transferee of the Units executes a joinder to this Agreement, in substantially

the form attached as Exhibit B, and such other documents as are satisfactory to the Company accepting and becoming a party to this Agreement; (iii) the proposed transferee furnishes the Company with its taxpayer identification number; (iv) the transferor and the proposed transferee pay all expenses incurred by the Company in connection with the Transfer; and (v) the proposed transferee provides the Company with evidence satisfactory to the Company that the Transfer is in compliance with this Agreement.

(b) Subject to Section 12.3, any permitted transferee of Units under Section 12.5 who satisfies the requirements of Section 12.4(a) shall become a Member of the Company with respect to such transferred Units.

12.5 Permitted Transfers. Subject to Sections 12.3 and 12.4(a), a Member holding Class A Units or Class B Units may Transfer all or any number of that Member's Class A Units or Class B Units (i) with the written consent of the Board, which consent may be withheld for any reason; (ii) to a Family Member of such Member by testamentary bequest or distribution upon such Member's death; (iii) to a trust created by a Member as the settlor, so long as such Member is treated as the sole owner of such trust for federal income tax purposes under Section 676(a) of the Code; (iv) to the Company or to any other Member; or (v) in accordance with the procedures set forth in Section 12.7 and Section 12.8.

12.6 Default.

(a) In the event (i) a Member makes an assignment, general or special, for the benefit of its creditors; (ii) a Member files any petition for discharge, arrangement, plan or any other relief under the bankruptcy laws of the United States, or of any other law of the United States or any state for the relief of debtors; (iii) the Company's property, or any portion thereof, or any interest therein, or any interest in the Company is levied upon or otherwise subjected to the claims of the creditors of a Member, or comes into the possession of a receiver appointed for a Member (except in an action to enforce a properly authorized obligation of the Company); (iv) control of the affairs of a Member in any manner comes under the jurisdiction of any court in any involuntary proceeding or action in bankruptcy, arrangement for the benefit of creditors, receivership, or other judicial or governmental action; (v) a Member breaches any of its obligations or covenants contained in this Agreement other than a breach covered by paragraph (vi) below; or (vi) a Member transfers or attempts to transfer any of its Units in violation of this Article XII, and such transfer is not voided to the satisfaction of the Board within ten (10) days after notice from the Company to the Transferring Member; and in the further event that such proceeding, action or breach as set forth in (i) through (iv) above is not dismissed, discharged, or cured within thirty (30) days after written notice by the Company, such event shall be deemed to be a default of the obligations of such Member. The occurrence of an event set forth in (v) above shall be deemed to be a default of the applicable Member if such Member fails to cure such breach within thirty (30) days after the Company provides written notice of such breach to such Member.

(b) In the event a Member defaults, the Company shall have the right to acquire all of the Units of the defaulting Member (and the defaulting Member's successor or transferee) by delivering written notice of such exercise to the defaulting Member or its successor or transferee within ninety (90) days after the Company receive notice of the occurrence of an event of default.

(c) The effective date of the sale and purchase of any defaulting Member's Units (and the Units of the defaulting Member's successor or transferee) purchased hereunder shall be the last day of the month preceding the month in which the written notice of the exercise of the option to purchase such Units are delivered. Any defaulting Member or its successor or transferee shall be entitled to or charged with its distributive Unit of Net Profits and Net Losses for the fiscal year in which the sale occurs until the effective date of the sale and purchase. The Company shall have the authority to establish procedures and deadlines for the process of offering the Units of the defaulting Member to the remaining Members.

(d) The purchase price per Unit for the defaulting Member's Units (and the Units of the defaulting Member's successor or transferee) shall equal 50% of the amount per Unit that would have been distributed to the holder of such Units had the Company liquidated pursuant to Article X, as determined by the Board.

(e) In the event of the default of a Member and the exercise by the Company of the option to purchase the Units of such defaulting Member, payment for the defaulting Member's Units shall be made by the making and delivery of negotiable promissory notes in the amounts computed to be due to the defaulting Member. The notes shall bear interest at a rate equal to the Federal Short Term Rate determined under Section 1274(d) of the Code, in effect on the effective date. The notes shall have a maturity date of ten (10) years from the effective date and shall be payable in ten (10) equal principal installments plus accrued interest, commencing one year after the effective date. The Company shall have the privilege of prepaying any portion of the principal, without penalty.

12.7 Drag Along Rights.

(a) If the Class B Members, by Majority Vote (together, the "Approving Members"), approve a Company Sale (an "Approved Sale"), the Managers, acting through the Majority of the Board and only if necessary in the sole judgment of the Board to effect such a Company Sale, shall provide all Members at least ten (10) days advance notice of such Approved Sale (the "Approved Sale Notice"), which Approved Sale Notice shall include a reasonably detailed description of the Approved Sale, including the proposed time and place of closing, the consideration to be received by the Members, and any other material terms. Provided that the consideration therefrom is allocated in accordance with Article 9, upon receipt of an Approved Sale Notice each Member shall be required (i) if such Company Sale is structured as a disposition of all outstanding Units, to sell all of his, her or its Units in the Approved Sale as contemplated by the Approved Sale Notice and on the same terms and conditions as agreed to by the Approving Members, or (ii) if such Approved Sale is structured as a merger, consolidation, or similar transaction or a sale, disposition, or other transaction with respect to all or substantially all of the assets of the Company, to (A) consent to and raise no objection to the Approved Sale and any matters ancillary thereto (including any conversion or exchange of Units for Units of capital stock of a corporation) and (B) waive any dissenters' rights, appraisal rights, or similar rights that such Member may have in connection therewith.

(b) The Members shall take all reasonably necessary and desirable actions requested by the Board in connection with the consummation of an Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to (i) effectuate the Approved Sale, including making such customary representations, warranties, indemnities, covenants, conditions, escrow agreements, and other customary provisions and agreements relating to such Approved Sale and (ii) effectuate the agreed-upon allocation and distribution of the aggregate consideration upon the Company Sale.

(c) In connection with an Approved Sale, the Members shall each be allocated an amount of economic consideration in respect of such Member's Units that such Member would receive if the aggregate economic consideration payable in such Approved Sale were distributed pursuant to Section 9.2(b) hereof.

(d) If a Member fails or refuses to sell his, her, or its Units as required by the terms of this Section 12.7, the Managers are hereby appointed by such Member as attorney-in-fact to sell such

Member's Units (including the power to effectuate such sale, including making such customary representations, warranties, indemnities, covenants, conditions, escrow agreements, and other customary provisions and agreements relating to such sale and effectuate the agreed-upon allocation and distribution of the aggregate consideration received), all in accordance with this Section 12.7.

(e) The rights granted and the obligations imposed on the Members under this Section shall terminate upon the closing of an Approved Sale.

12.8 Tag Along Rights. In the event Approving Members enter into a Company Sale in the form of Unit purchase (or in the form of a merger whereby the Members immediately prior to consummation of the merger receive the right to a cash payment in exchange for their Units), such agreement shall be subject to the following rights of the other Members. The agreement shall set forth the right of the other Members (each, a "Tag Along Member") the opportunity to include Units in the sale to the proposed transferee or transferees, for an amount of consideration in respect of such Tag Along Member's Units that such Member would receive if the Company's assets had been sold for the implied value of the Company (as determined in good faith by the Managers, based on the consideration and other terms and conditions offered to the Approving Members by such transferee or transferees) and the proceeds were distributed pursuant to Section 9.2(b). The number of Units that the Approving Members and each Tag Along Member shall be entitled to have included in such sale will be a number determined by multiplying the number of subject Units initially proposed to be sold by the Approving Members by a fraction, the numerator of which is the total number of Units then held by the Approving Members or Tag Along Member, as the case may be, and the denominator of which is the total number of Units then held by the Approving Members and all Tag Along Members. Each Tag Along Member shall have a period of ten (10) days (the "Tag Along Offer Period") after receiving notice of the agreement from the Approving Members to give the Approving Members written notice of its desire to participate in such sale, stating in such notice the number of Units such Tag Along Member wishes to sell; and if no such notice is given within the Tag Along Offer Period, such Tag Along Member shall be deemed to have chosen not to participate. In the event a Tag Along Member does not participate in such sale, the Approving Members shall, ratably, be entitled to increase the number of Units sold in such Company Sale by the number of Units which the non-participating Tag Along Member was entitled to sell.

12.9 Additional Obligations with Respect to Company Sale. Each Member and Manager shall take all other reasonably necessary and customary actions in connection with the consummation of the Company Sale, including, without limitation, the execution of such agreements, consents, and instruments and the performance of such other actions as are reasonably necessary to effectuate the allocation and distribution of the aggregate consideration as set forth herein. Without limiting the foregoing, each Member may, upon the Managers' request, be required to agree to and enter into customary restrictive covenant obligations (as determined by the Managers, but in no event more restrictive than those set forth in Section 3.4 above) in connection with the Company Sale. If the Members have any indemnification obligations in connection with a Company Sale, (i) the terms and conditions of each such Member's indemnification obligation shall be in proportion to their relative entitlement to proceeds with respect of such Member's Units, taking into consideration the reserved escrow amount distributions such that the indemnification obligations shall be in the same order that distributions are to be made, (ii) except in the case of fraud, willful breach, or intentional misrepresentation, in no event shall any Member be required to provide indemnification in excess of the amount of transaction proceeds actually received by such Member, and (iii) such indemnification shall be on a several and not joint basis.

ARTICLE XIII

MISCELLANEOUS

13.1 Amendment of Agreement. Neither this Agreement nor the Articles of Organization may be amended except upon the consent or affirmative vote of a Super Majority in Interest. Notwithstanding any other provision of this Agreement, the Board may amend and modify the provisions of this Agreement (including Exhibit A hereto) to the extent necessary to (i) reflect the issuance of any Units and the admission or substitution of any Member permitted under this Agreement or (ii) correct typographical errors or eliminate ambiguities.

13.2 Notices. Any notice, demand, consent, election, offer, approval, request, or other communication (collectively a "notice") required or permitted under this Agreement must be in writing and either delivered personally, be sent by certified or registered mail, postage prepaid, return receipt requested or be sent by facsimile, e-mail, or recognized overnight courier. Any notice to be given hereunder by the Company shall be given by an Officer. A notice must be addressed to a Member at the Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. A notice delivered personally will be deemed given upon actual receipt. A notice that is sent by mail will be deemed given three (3) business days after it is mailed. A notice that is sent by facsimile, e-mail, or recognized overnight courier will be deemed given one (1) business day after the facsimile or e-mail is sent or delivery to the courier, as the case may be. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

13.3 Counterparts. This Agreement may be executed in any number of counterparts, any one of which shall be considered an original. All counterparts shall constitute one agreement and shall be binding upon and inure to the benefit of each party who executes any counterpart, or any signature page which is, on its face, intended to be attached to such a counterpart, and upon its heirs, personal representatives, successors and permitted assigns.

13.4 Further Assurances. Each Member agrees to execute, acknowledge, deliver, file, and record such further certificates, amendments, instruments and documents, and to do other acts and things, as may be required by law, or as may in the judgment of the Board be necessary or advisable to carry out the intents and purposes of this Agreement.

13.5 Construction of Agreement. When used in this Agreement, unless the context requires otherwise: (i) the terms "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (ii) the words "this Agreement", "herein", "hereof", "hereinafter" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular attachment, section, subsection, or other subdivision; (iii) any reference to any agreement or other instrument is to it as amended, supplemented, or replaced, from time to time; and any reference to a law, statute, regulation, or rule is to it as amended, supplemented, or replaced or as enacted or promulgated after the date of this Agreement; and (iv) all pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person or Persons may require, unless the context clearly indicates otherwise. The headings to the sections have been inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

13.6 Estoppel Certificate. Each Member shall, within ten (10) days after written request by an Officer or any Member, deliver to the requesting Person a certificate stating, to the Member's knowledge, that (i) this Agreement is in full force and effect; (ii) this Agreement has not been modified except by any

instrument or instruments identified in the certificate; and (iii) there is no default hereunder by such Member or, if there is a default, the nature and extent thereof.

13.7 Arbitration. Any claim, controversy, or dispute arising out of or relating to this Agreement shall, except as set forth herein, be settled by arbitration in accordance with the rules of the American Arbitration Association. This agreement to arbitrate shall survive the termination of this Agreement. The arbitration proceeding shall take place in Oklahoma City, Oklahoma. Any arbitration shall be undertaken pursuant to the Federal Arbitration Act, where applicable, and the decision of the arbitrators shall be final, binding, and enforceable in any court of competent jurisdiction. In any dispute in which a party seeks in excess of $50,000 in damages, three arbitrators shall be employed. Otherwise, a single arbitrator shall be employed. All costs relating to the arbitration shall be borne equally by the parties, other than their own attorneys' fees. The arbitrators shall not award punitive damages. Discovery depositions shall not be taken in the arbitration proceedings. The Company and/or any Member may pursue remedies for emergency or preliminary injunctive relief in any court of competent jurisdiction. However, immediately following the issuance or denial of any such emergency or injunctive relief, the Persons party to such a proceeding shall consent to the stay of such judicial proceedings on the merits of both this Agreement and the related transaction pending arbitration of all underlying claims between the Persons involved.

13.8 Severability. Each provision of this Agreement (a "Provision") shall be deemed severable. If any Provision or the application of any Provision to any Person or circumstance shall be held invalid or unenforceable in any jurisdiction, the Provision shall be ineffective (i) only in that jurisdiction; (ii) only to the extent that it has been expressly held to be invalid or unenforceable in that jurisdiction; and (iii) without invalidating any other Provision of this Agreement or the application of the Provision itself to Persons or circumstances other than those to which it was held invalid or unenforceable in the jurisdiction in question.

13.9 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement and the exhibits and schedules to this Agreement shall be governed by, and construed in accordance with, the laws of the State of Oklahoma, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Oklahoma or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Oklahoma.

13.10 Binding Effect. This Agreement constitutes the entire agreement between and among the Members and the Company relating to the subject matter hereof and completely replaces the Prior Agreement. This Agreement may not be changed, modified, or amended except in writing in accordance with the terms herein. This Agreement shall be binding on each of the Members and their respective heirs, successors, legal representatives, and permitted assigns.

13.11 Right to Partition. The Members agree that, during the term of the Company and during the period of its dissolution, no Member shall have any right to ask for partition of the assets now owned or hereafter acquired by the Company or to maintain any action for partition with respect to any property of the Company.

13.12 Remedies. Each of the parties to this Agreement shall be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including reasonable attorney's fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The Members agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

13.13 No Third Party Beneficiaries. No third parties shall have the benefit of or any rights under any of the provisions of this Agreement. Specifically, nothing herein is intended to confer any right or benefit upon, or permit enforcement of any provision by, any Person, other than the parties to this Agreement.

[*Signature pages follow*]

15688.6001/AR Operating Agreement (Cabaire, LLC) (exec version) 4812-0074-3400 v.1

EXECUTED as of the day and year first written above.

MANAGERS:

Alex Rubler

Christophe Dessaigne

Mitch Friesen

Signature Page to
Amended and Restated Operating Agreement
(Cabaire, LLC)

EXECUTED as of the day and year first written above.

CLASS A MEMBERS:

(if entity)

ENTITY NAME: ______________________

Signed: ______________________

Print: ______________________

Title: ______________________

(if individual)

Signed: [signature]

Print: JED CASTLES

EXECUTED as of the day and year first written above.

CLASS A MEMBERS:

(if entity)

ENTITY NAME: ______________________

Signed: ______________________

Print: ______________________

Title: ______________________

(if individual)

Signed: [signature]

Print: Dennis Austin Dunlap

Signature Page to
Amended and Restated Operating Agreement
(Cabaire, LLC)

EXECUTED as of the day and year first written above.

CLASS A MEMBERS:

(if entity)

ENTITY NAME: ______________________

Signed: ______________________

Print: ______________________

Title: ______________________

(if individual)

Signed: [signature]

Print: Brett M. Wild

EXECUTED as of the day and year first written above.

CLASS A MEMBERS:

(if entity)

ENTITY NAME: ____________________

Signed: ____________________

Print: ____________________

Title: ____________________

(if individual)

Signed: Carlin Unruh

Print: Carlin Unruh

EXECUTED as of the day and year first written above.

CLASS A MEMBERS:

(if entity)

ENTITY NAME: ______________________

Signed: ______________________

Print: ______________________

Title: ______________________

(if individual)

Signed: [signature]

Print: DAVID B. WILSON

EXECUTED as of the day and year first written above.

CLASS A MEMBERS:

(if entity)

ENTITY NAME: NGL RE Holdings, LLC

Signed: [signature]

Print: Denver Green

Title: M.M.

(if individual)

Signed: ______________________

Print: ______________________

EXECUTED as of the day and year first written above.

CLASS A MEMBERS:

(if entity)

ENTITY NAME: ____________________

Signed: ____________________

Print: ____________________

Title: ____________________

(if individual)

Signed: [signature]

Print: Garrett Love

EXECUTED as of the day and year first written above.

CLASS A MEMBERS:

(if entity)

ENTITY NAME: ______________________

Signed: ______________________

Print: ______________________

Title: ______________________

(if individual)

Signed: ______________________

Print: Luke Boyers

EXECUTED as of the day and year first written above.

CLASS A MEMBERS:

(if entity)

ENTITY NAME: ____________________

Signed: ____________________

Print: ____________________

Title: ____________________

(if individual)

Signed: ____________________

Print: Nathan Reusser

EXECUTED as of the day and year first written above.

CLASS A MEMBERS:

(if entity)

ENTITY NAME: ______________________

Signed: ______________________

Print: ______________________

Title: ______________________

(if individual)

Signed: [signature]

Print: RICK MAVRAKIS

Signature Page to
Amended and Restated Operating Agreement
(Cabaire, LLC)

EXECUTED as of the day and year first written above.

CLASS B MEMBERS:

NEEF NARRATIVE, LLC

By: ______________________
Jennifer Neef, Manager

____
Alex Ruhter

____
Christophe Dessaigne

____
Mitch Friesen

____
Rick Mavrakis

____
Robert Palmer

FOUNDING MEMBERS HOLDCO:

CABAIRE MANAGEMENT, LLC

By: ______________________
Alex Ruhter, Manager

EXECUTED as of the day and year first written above.

CLASS B MEMBERS:

NEEF NARRATIVE, LLC

By: ______________________________
Jennifer Neef, Manager

____
Alex Ruhter

____
Christophe Dessaigne

____
Mitch Friesen

____
Rick Mavrakis

____
Robert Palmer

FOUNDING MEMBERS HOLDCO:

CABAIRE MANAGEMENT, LLC

By: ______________________________
Alex Ruhter, Manager

EXECUTED as of the day and year first written above.

CLASS B MEMBERS:

NEEF NARRATIVE, LLC

By: ______________________________
Jennifer Neef, Manager

____
Alex Ruhter

____
Christophe Dessaigne

____
Mitch Friesen

____
Rick Mavrakis

____
Robert Palmer

FOUNDING MEMBERS HOLDCO:

CABAIRE MANAGEMENT, LLC

By: ______________________________
Alex Ruhter, Manager

EXECUTED as of the day and year first written above.

CLASS B MEMBERS:

NEEF NARRATIVE, LLC

By: ______________________
Jennifer Neef, Manager

____
Alex Ruhter

____
Christophe Dessaigne

____
Mitch Friesen

____
Rick Mavrakis

____
Robert Palmer

FOUNDING MEMBERS HOLDCO:

CABAIRE MANAGEMENT, LLC

By: ______________________
Alex Ruhter, Manager

Signature Page to
Amended and Restated Operating Agreement
(Cabaire, LLC)

EXECUTED as of the day and year first written above.

CLASS B MEMBERS:

NEEF NARRATIVE, LLC

By: ______________________________
Jennifer Neef, Manager

____
Alex Ruhter

____
Christophe Dessaigne

____
Mitch Friesen

____
Rick Mavrakis

____
Robert Palmer

FOUNDING MEMBERS HOLDCO:

CABAIRE MANAGEMENT, LLC

By: ______________________________
Alex Ruhter, Manager

EXECUTED as of the day and year first written above.

CLASS B MEMBERS:

NEEF NARRATIVE, LLC

By: ______________________________
Jennifer Neef, Manager

____
Alex Ruhter

____
Christophe Dessaigne

____
Mitch Friesen

____
Rick Mavrakis

____
Robert Palmer

FOUNDING MEMBERS HOLDCO:

CABAIRE MANAGEMENT, LLC

By: ______________________________
Alex Ruhter, Manager

EXHIBIT A

MEMBERS SCHEDULE

See attached.

EXHIBIT B
FORM OF JOINDER TO
OPERATING AGREEMENT

THIS JOINDER TO THE AMENDED AND RESTATED OPERATING AGREEMENT of Cabaire, LLC, an Oklahoma limited liability company (the "Company"), dated as of May ___, 2021, as amended or restated from time to time, by and among the Members of the Company (the "Agreement"), is made and entered into as of _____________, 20___ by and between the Company and _______________ ("Holder"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, Holder has acquired or subscribed for ______ (_____) Class ___ Units from _____________, and the Agreement and the Company require Holder, as a holder of such Units, to become a party to the Agreement, and Holder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. Agreement to be Bound. Holder hereby (i) acknowledges that Holder has received and reviewed a complete copy of the Agreement and (ii) agrees that upon execution of this Joinder, Holder shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

2. Members Schedule. For purposes of the Members Schedule, the address of Holder is as follows:

Name: ______________________________

Address: ______________________________
____
____

3. Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Oklahoma, and all rights and remedies shall be governed by such laws without regard to principles of conflicts of laws.

4. Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

IN WITNESS WHEREOF, the undersigned have executed this Joinder to Operating Agreement of Cabaire, LLC as of the date set forth in the introductory paragraph hereof.

CABAIRE, LLC

By: ______________________________

______________________________, ______________

____

[Holder]

SPOUSAL CONSENT

I, ____________________, spouse of ________________ (my "Spouse"), acknowledge that I have read the foregoing Amended and Restated Operating Agreement (the "Operating Agreement") of Cabaire, LLC, an Oklahoma limited liability company (the "Company"), and the Joinder thereto signed by my Spouse. I understand the contents of the Operating Agreement. I am aware that my Spouse is a party to the Agreement and will be a party to the Operating Agreement, which contains provisions regarding the voting and transfer of the Units that my Spouse may own, including any interest I might have therein. I acknowledge that (i) all Units of the Company shall be issued solely in the name of my Spouse, (ii) my Spouse has the sole and exclusive right, without my consent, to exercise any and all rights and powers as the holder of all such Units of the Company under the Operating Agreement, or otherwise, and (iii) my sole interest with respect to such equity interests will be my community property interest under the laws of the state of our residence. I agree that such community property interest I may have shall not create any affirmative duties by the Company to me and that I shall look solely to my Spouse concerning any interest I may have. I hereby agree that I and any interest, including any community property interest, that I may have in any Units shall be irrevocably bound by the Operating Agreement, including any restrictions on the transfer or other disposition (whether by forfeiture or repurchase) of any Units or voting or other obligations as set forth in the Operating Agreement. I hereby appoint my Spouse as my attorney-in-fact with respect to the exercise of any rights and obligations under the Operating Agreement. I am aware that the legal, financial, and related matters contained in the Operating Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Operating Agreement carefully that I will waive such right. I am under no disability or impairment that affects my decision to sign this Consent and I knowingly and voluntarily intend to be legally bound by this Consent.

This Consent shall be binding on my executors, administrators, heirs, and assigns. I agree to execute and deliver such documents as may be necessary to carry out the intent of the Operating Agreement and this Consent.

____

[Spouse of Holder]

SCHEDULE 1

DEFINITIONS

"Accounting Period" means the calendar year.

"Accredited Investor" means any Person who comes within any of the categories, or who the Company reasonably believes comes within any of the categories, of an accredited investor under Rule 501(a) of Regulation D promulgated under the Securities Act of 1933.

"Act" means the Oklahoma Limited Liability Company Act, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(a) the deficit shall be decreased by the amounts which the Member is obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5) (i.e., the Member's Unit of Minimum Gain and Member Minimum Gain); and

(b) the deficit shall be increased by the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

"Affiliate" means, when used with reference to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person. For purposes of this definition, the term "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise (and the terms "controlling" and "controlled" have meanings correlative to the foregoing).

"Agreement" means this Operating Agreement, as amended from time to time.

"Approving Members" has the meaning set forth in Section 12.7(a).

"Approved Sale" has the meaning set forth in Section 12.7(a).

"Approved Sale Notice" has the meaning set forth in Section 12.7(a).

"Articles of Organization" means the Articles of Organization of the Company, as amended from time to time.

"BBA" has the meaning set forth in Section 11.3(a).

"BBA Procedures" has the meaning set forth in Section 11.3(d).

"Board" has the meaning set forth in Section 4.1(a).

"Board of Managers" has the meaning set forth in Section 4.1(a).

"Business" has the meaning set forth in Section 3.1.

"Capital Accounts" means the Capital Account established on the books of the Company for a Member.

"Capital Contributions" means the amount of cash and fair market value of property contributed to the capital of the Company by Members (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code).

"Capital Transaction Proceeds" shall mean funds of the Company arising from a Capital Transaction, less any cash which is applied to (a) the payment of transaction costs and expenses relating to such Capital Transaction, (b) the repayment of debt of the Company, or (c) the establishment of reasonable reserves as determined by the Board.

"Chairman" has the meaning set forth in Section 4.1(f).

"Class A Members" means, collectively, holders of Class A-1 Units and Class A-2 Units who have been admitted as Members of the Company in accordance with the terms of this Agreement. Unless specified herein, all Class A Members shall have the same rights and obligations hereunder.

"Class A Units" means, collectively, the Class A-1 Units and Class A-2 Units issued to and held by those Persons shown on the Members Schedule at Exhibit A hereto as making Capital Contributions and receiving Class A-1 Units or Class A-2 Units, as applicable, in exchange therefor, whether held by such Persons or by any permitted transferees, and such additional Class A-1 Units or Class A-2 Units as issued hereunder and denominated as such, all having the rights and obligations specified in this Agreement with respect to such Units.

"Class B Members" means the holders of Class B Units who have been admitted as Members of the Company in accordance with the terms of this Agreement.

"Class B Units" means the Class B Units originally issued to those Persons shown on the Members Schedule at Exhibit A hereto as making initial Capital Contributions and receiving Class B Units in exchange therefor, whether held by such Person or by any permitted transferee, and such additional Class B Units as issued hereunder and denominated at such, all having the rights and obligations specified in this Agreement with respect to such Units.

"Class C Members" means the holders of Class C Units who have been admitted as profits interest Members of the Company in accordance with the terms of this Agreement.

"Class C Units" means the Class C Units originally issued to those Persons shown on the Members Schedule at Exhibit A hereto as making receiving Class C Units pursuant to an Incentive Award Agreement, and such additional Class C Units as issued hereunder and denominated at such, all having the rights and obligations specified in this Agreement with respect to such Units.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" means Cabaire, LLC, a limited liability company formed pursuant to the Act and this Agreement.

"Company Basis" is in the case of an asset contributed by a Member to the Company, the fair market value of the asset on the date of contribution, as determined by the Board, less Depreciation, if any, thereafter taken on the asset; and in the case of any other asset, the adjusted basis of such asset for federal income tax purposes. The Company Basis of all Company assets shall be adjusted to their respective fair

market values, as determined by the Board, as of the following times: (i) the acquisition of a Unit from the Company by any new or existing Member in exchange for more than a minimal Capital Contribution; (ii) the distribution by the Company of more than a minimal amount of Company property other than money, unless all Members receive simultaneous distributions of undivided interests in the distributed property in proportion to their Sharing Ratios; and (iii) the termination of the Company for federal income tax purposes pursuant to Section 708(b)(1)(B) of the Code. If the Company Basis of an asset has been adjusted as so provided, the Company Basis shall thereafter be adjusted by the Depreciation taken into account with respect to such asset.

"Company Sale" means any of the following: (a) a merger or consolidation of the Company into or with any other Person or Persons, or a sale, exchange, conveyance or other disposition of Units of the Company in a single transaction or a series of transactions, in which the equity holders of the Company immediately prior to such merger, consolidation, sale, transaction or first of such series of transactions, possess less than a majority of the Company's or any successor entity's issued and outstanding securities immediately after such merger, consolidation, transaction, sale or series of such transactions (provided that a public offering shall not be a "Company Sale"); or (b) a single transaction or series of related transactions pursuant to which a Person or Persons acquire all or substantially all of the Company's assets determined on a consolidated basis, including through the purchase from, lease from, transfer from, or exclusive license with the Company, in relation to all or substantially all of its assets.

"Competition" has the meaning set forth in Section 3.4(a).

"Confidential Information" means all technical, financial, commercial, legal and other information concerning the subject of this Agreement or the business of the Company that is furnished to any Member (the "Receiving Party"); provided, however, that the term "Confidential Information" does not include information which (i) is at the time of disclosure to the Receiving Party or later becomes generally known to the public other than as a result of disclosure directly or indirectly by the Receiving Party or its representatives, or (ii) becomes available to the Receiving Party on a non-confidential basis from a source other than the Company or a representative of the Company, provided that such source had no obligation of confidentiality to the Company with respect to such disclosure.

"Contributing Member" has the meaning set forth in Section 8.5(b).

"Contribution Commitment" means a Class A-2 Member's aggregate amount of cash agreed to be contributed as capital to the Company by the Member as specified in the Member's subscription agreement.

"Default Rate" has the meaning set forth in Section 9.3(b).

"Depreciation" means, for each Accounting Period or relevant portion thereof, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for the calendar year, except that if the Company Basis of an asset differs from its adjusted basis for federal income tax purposes at the beginning of the calendar year, then the depreciation, amortization or cost recovery deduction with respect to such asset shall be an amount which bears the same ratio to such beginning Company Basis as federal income tax depreciation, amortization or other cost recovery deduction for the calendar year bears to the beginning adjusted tax basis.

"Distribution" means a distribution of money or any other property (real or personal) pursuant to Article IX.

"Drag-Along Transaction" has the meaning set forth in Section 12.7(a).

"Family Member" means, with respect to any individual Member (i) that Member's spouse; (ii) any lineal descendant or lineal ancestor of that Member or of that Member's spouse; (iii) that Member's siblings; and (iv) any trust which has any of the foregoing as the sole permissible beneficiaries thereof (excluding any contingent remainder beneficiary with respect to whom in the opinion of the Board it is highly unlikely that such beneficiary will become a current beneficiary of the trust).

"Founding Members Holdco" shall mean Cabaire Management, LLC.

"Imputed Underpayment Amount" has the meaning set forth in Section 9.3(c).

"Incentive Units Agreements" has the meaning set forth in Section 8.2(c).

"Investment Period" has the meaning set forth in Section 8.5(a).

"Major Tax Decision" has the meaning set forth in Section 11.3(b).

"Majority of the Board" means, at any time, a combination of any of the then Managers constituting a majority of the votes of all of the Managers who are then elected and qualified.

"Majority Vote" means the vote of the relevant Persons voting power; with respect to the Board of Managers. "Majority Vote" shall mean with respect to a class of Units, "Majority Vote" shall mean those Members holding at least a majority of the issued and outstanding class of Units.

"Managers" has the meaning set forth in Section 4.1(a).

"Member" means each Person who becomes a member of the Company within the meaning of the Act.

"Member Loan Nonrecourse Deductions" means any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Treasury Regulation Section 1.704-2(i).

"Member Loans" has the meaning set forth in Section 8.7(a).

"Member Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i) for "partner nonrecourse debt minimum gain."

"Members Schedule" has the meaning set forth in Section 8.1(a).

"Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Member in a manner consistent with the Treasury Regulations under Code Section 704(b).

"Net Available Cash" shall mean the amount of cash available to the Company for distribution to its Members as determined by the Board from time to time, other than Capital Transaction Proceeds, after taking into account the amount of any reserves that the Board determines to be appropriate.

"Net Profits" and "Net Losses" means, for each Accounting Period, or relevant part thereof, an amount equal to the Company's taxable income or loss for the calendar year, determined in accordance with accounting principles generally and consistently applied by the Company.

"Non-Contributing Member" has the meaning set forth in Section 8.5(b).

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Treasury Regulation Section 1.704-2(c).

"notice" has the meaning set forth in Section 13.2.

"Notice" has the meaning set forth in Section 8.4(a).

"Officers" has the meaning set forth in Section 4.2.

"Partnership Representative" has the meaning set forth in Section 11.3(a).

"Person" means any natural person, legal entity, or governmental entity.

"Proportionate Percentage" means, as to a Member, that fraction, expressed as a percentage, determined by dividing (i) the number of Units owned by such Member if the Member is then entitled to purchase Units as described in Article XII, by (ii) the aggregate number of Units owned by all Members then entitled to purchase the Units.

"Provision" has the meaning set forth in Section 13.8.

"Regulatory Allocations Schedule" shall mean the Schedule attached hereto as Schedule 2.

"Securities Act" has the meaning set forth in the preamble.

"Sharing Ratios" shall refer to the holders of Class A Units and Class B Units pro rata among such holders in accordance with the rselative number of Class A Units and Class B Units held by each of them, in the aggregate, as a fraction of the total then-outstanding Class A and Class B Units.

"Super Majority in Interest" means those Members holding more than 65% of the issued and outstanding Class A Units and Class B Units voting together as a single class.

"Tag Along Member" has the meaning set forth in Section 12.8.

"Tag Along Offer Period" has the meaning set forth in Section 12.8.

"Tax Distribution Amount" means the product of (a) the U.S. federal taxable income allocated by the Company to such Member (computed without regard to allocations under Section 704(c), 731 or 743 of the Code) for such fiscal year (or any portion thereof) and all prior fiscal years (or any portion thereof) beginning on or after the Effective Date under this Agreement, less the U.S. federal taxable loss allocated by the Company to such Member for such fiscal year (or any portion thereof) and all prior fiscal years (or any portion thereof) beginning on or after the Effective Date under this Agreement, multiplied by (b) (i) with respect to any income or gain that is taxable at long-term capital gain rates, the highest blended U.S. federal, state and local income tax rate applicable to such type of income or gain and (ii) with respect to all other types of income and gain, the highest blended U.S. federal, state and local income tax rate applicable to ordinary income, in each case, assuming that the taxpayer in question is an individual resident in San Francisco, California, and taking into account the deductibility of state and local taxes for U.S. federal income tax purposes.

SCHEDULE 2

to the
Operating Agreement
of
CABAIRE, LLC

Regulatory Allocations Schedule

This Schedule contains special rules for the allocation of items of Company income, gain, loss and deduction that override the basic allocations of Profits and Losses in 9.4 of the Agreement to the extent necessary to cause the overall allocations of items of Company income, gain, loss and deduction to have substantial economic effect pursuant to Treasury Regulations Section 1.704-1(b) and shall be interpreted in light of that purpose. Subsection (a) below contains special technical definitions. Subsections (b) through (g) contain the Regulatory Allocations themselves. Subsections (h) and (i) are special rules applicable in applying the Regulatory Allocations. Capitalized words and phrases used in this Schedule 2 and not defined herein shall have the meanings set forth in Schedule 1.

(a) *Definitions Applicable to Regulatory Allocations.* For purposes of the Agreement, the following terms shall have the meanings indicated:

(i) "Adjusted Capital Account" means, with respect to any Member or assignee, such Person's Capital Account as of the end of the relevant Fiscal Year increased by any amounts which such Person is obligated to restore, or is deemed to be obligated to restore pursuant to the next to last sentences of Treasury Regulations Sections 1.704-2(g)(1) (share of minimum gain) and 1.704-2(i)(5) (share of member nonrecourse debt minimum gain). This definition of Adjusted Capital Account is intended to comply with Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted and applied in a manner consistent with that Regulation.

(ii) "Company Minimum Gain" has the meaning of "partnership minimum gain" set forth in Treasury Regulations Section 1.704-2(d), and is generally the aggregate gain the Company would realize if it disposed of its property subject to Nonrecourse Liabilities in full satisfaction of each such liability and for no other consideration, with such other modifications as provided in Treasury Regulations Section 1.704-2(d). In the case of Nonrecourse Liabilities for which the creditor's recourse is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Board.

(iii) "Member Nonrecourse Debt" means any Company liability with respect to which one or more but not all of the Members or related Persons to one or more but not all of the Members bears the economic risk of loss within the meaning of Treasury Regulations Section 1.752-2 as a guarantor, lender or otherwise.

(iv) "Member Nonrecourse Debt Minimum Gain" shall mean the minimum gain attributable to Member Nonrecourse Debt as determined pursuant to Treasury Regulations Section 1.704-2(i)(3). In the case of Member Nonrecourse Debt for which the creditor's recourse against the Company is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Board.

(v) "Member Nonrecourse Deductions" shall mean losses, deductions or Code Section 705(a)(2)(B) expenditures attributable to Member Nonrecourse Debt under the general principles applicable to "partner nonrecourse deductions" set forth in Treasury Regulations Section 1.704-2(i)(2).

(vi) "Nonrecourse Deductions" shall mean losses, deductions, or Code Section 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations Section 1.704-2(b)(1)). The amount of Nonrecourse Deductions for a Fiscal Year shall be determined pursuant to Treasury Regulations Section 1.704-2(c), and shall generally equal the net increase, if any, in the amount of Company Minimum Gain for that taxable year, determined generally according to the provisions of Treasury Regulations Section 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in Company Minimum Gain, with such other modifications as provided in Treasury Regulations Section 1.704-2(c).

(vii) "Nonrecourse Liability" means any Company liability (or portion thereof) for which no Member bears the economic risk of loss under Treasury Regulations Section 1.752-2.

(viii) "Regulatory Allocations" shall mean allocations of Nonrecourse Deductions provided in Paragraph (b) below, allocations of Member Nonrecourse Deductions provided in Paragraph (c) below, the minimum gain chargeback provided in Paragraph (d) below, the member nonrecourse debt minimum gain chargeback provided in Paragraph (e) below, the qualified income offset provided in Paragraph (f) below, and the gross income allocation provided in Paragraph (g) below.

(b) *Nonrecourse Deductions.* All Nonrecourse Deductions for any Fiscal Year shall be allocated to the Members in proportion to the number of Units held by such Member during such Fiscal Year.

(c) *Member Nonrecourse Deductions.* All Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss under Treasury Regulations Section 1.752-2 with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(d) *Minimum Gain Chargeback.* If there is a net decrease in Company Minimum Gain for a Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of such net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g)(2) and the definition of Company Minimum Gain set forth above. This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(e) *Member Nonrecourse Debt Minimum Gain Chargeback.* If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt for any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of the Fiscal Year, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and (5) and the definition of Member Nonrecourse Debt Minimum Gain set forth above. This subsection is intended to comply with the member nonrecourse debt minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f) *Qualified Income Offset.* In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Member in an amount and manner sufficient to eliminate any deficit in such Member's Capital Account created by such adjustments, allocations or distributions as quickly as possible. This subsection is intended to constitute a "qualified income offset" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(g) *Gross Income Allocation.* In the event any Member has a deficit in its Adjusted Capital Account at the end of any Fiscal Year, each such Member shall be allocated items of Company gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

(h) *Ordering.* The allocations in this Exhibit (to the extent they apply) shall be made before the allocations of Profits and Losses under Section 9.4 of this Agreement and in the order in which they appear above.

(i) *Code Section 754 Adjustments.* To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required to be taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

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